Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 7010,
450 Fifth Street,
Washington, D.C. 20549-7101

Attention: Ms. Pamela A. Long, Assistant Director

Dear Sirs:

Re:	Baoshinn Corporation
Registration Statement on Form SB-2
File Number 333-134991
Filed March 16, 2007

In accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 of Regulation C promulgated thereunder, Baoshinn Corporation (the "Company") hereby requests that the effectiveness of the above referenced registration statement be accelerated to 9:00 A.M. on April 3, 2007 or as soon thereafter as practicable.

The Registrant acknowledges that:

1.           Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.           The Registrant may not assert the Commission's comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Yours truly,
BAOSHINN CORPORATION

/s/ "Ricky Chiu"

Ricky Chiu
President